
RECD S.E.C.
JUL 1 7 2002
1086

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

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**FORM 6-K**


02048997

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 17, 2002

**Companhia Siderúrgica Nacional**
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains an English translation of a "Fato Relevante" ("Material Fact") announcing the agreement in principal to a proposed merger of Companhia Siderúrgica Nacional and Corus Group plc filed with the Brazilian CVM and the BOVESPA. Another version of this document, without forward-looking statement language, was filed with the SEC earlier this same day.

# MATERIAL FACT

Under CVM Instruction Number 358/02, **COMPANHIA SIDERÚRGICA NACIONAL**, a business corporation, with headquarters at Rua Lauro Müller, 116, 36th floor and rooms 3402 and 3702, in the City of Rio de Janeiro, RJ, enrolled at CNPJ under number 33.042.730/0001-04 ("CSN"), hereby notifies that, according to the strategy of internationalization of its activities, has executed, on this date, a non-binding Heads of Agreement with Corus Group plc, a British-Dutch steel-maker group, with headquarters at Millbank 30, London, England ("Corus"), aiming at the integration of its operations.

- Proposed Structure for the Operation

The business will provide the current CSN shareholders with a participation in the steel group to be formed, which will combine CSN and Corus operations. For this purpose, a number of corporate actions will be proposed to CSN shareholders.

First, CSN shares will be incorporated to a publicly held company to be organized ("CSN HoldCo"). Consequently, each CSN shareholder will be receiving from the CSN HoldCo, a number of common shares equal to the number held in the capital of CSN, and therefore the latter will become a subsidiary of CSN HoldCo. Accordingly, CSN HoldCo shall receive shares to be issued by Corus in exchange of CSN shares, becoming then the largest individual shareholder of Corus with 37.6% of the capital.

Currently the largest shareholder holds 15.7% of Corus capital stock. The other shareholders hold interests equal to or lower than 10%. These percentages do not consider the entrance of CSN HoldCo in Corus shareholding picture, after said increase in Corus capital.

Upon the completion of the above operation, CSN shareholders, at the time shareholders of CSN HoldCo, shall have the political rights described below (among other conditions) in the item referring to Administration and Voting Right. CSN HoldCo shall hold 37.6% of the new steel-maker group formed by Corus, CSN and their subsidiaries.

It should be noted that CSN HoldCo will be listed in São Paulo and New York Stock Exchanges and Corus will continue to be listed in New York, London and Amsterdam Stock Exchanges.

- Information on Corus

Corus, the seventh largest steel producer in the world and the second largest in Europe, is the result from the merger of British Steel and Koninklijke Hoogovens. It owns steel, carbon and aluminum divisions and employs 52.7 thousand people – half of them in the United Kingdom (ref. Dec/2001). During 2001, Corus produced 18 million tons of crude steel, what represented 11% of the total produced within the European Union. Corus owns today six steel mills with production capacity of up to 20.4 million tons of crude steel per year.

- Administration and Voting Right

CSN HoldCo will be entitled to appoint three (3) non-executive Directors – one of those will be Mr. Benjamin Steinbruch, current Chairman of the Board of Directors and Chief Executive Officer of CSN – and one (1) executive member to the Corus' Board of Directors. Two (2) members of CSN administration will be appointed for Corus' Executive Board, and one of them will also be a member of the Board of Directors. The number of members to be appointed for Corus' administration will be changed in the event of decrease of CSN HoldCo's interest in Corus' capital.

Mr. Brian Moffat will remain in the Chair of Corus' Board of Directors up to April 2004 when he will be retiring. Mr. Steinbruch will hold the office of Vice-Chairman of Corus' Board of Directors, with a significant participation in the company's life, having been designated to occupy the office of Chairman of the Board of Directors as of April 2004.

As long as CSN HoldCo owns a shareholding in Corus above 25%, CSN HoldCo will hold the right to block extraordinary deliberations subject to the General Meeting, such as: amendment to the corporate by-laws, changes in shares related rights, approval of the company's voluntary liquidation, authorization to purchase company issued shares outside the market and issue of shares with no preferred right to shareholders

Bearing in mind certain market practices adopted in England, CSN HoldCo will exercise political rights equivalent to a 29.9% interest in Corus' capital, except in the following situations where CSN HoldCo will vote with its total interest: (i) Class One Transactions operations (a transaction is classified as Class One when, because of a series of tests, it represents a percentage equal to or higher than 25% of the value of the company object of the transaction); (ii) if, at any time, as of April 2004, the Corus' Board of Directors is formed by more than 12 members, and/or Corus fails to elect any of the administrators to whom CSN HoldCo is entitled, under the terms of definitive agreements; and (iii) in Corus' control take over operations ("Take Over").

- Dividend Policy

Upon the implementation of the transaction, Corus shall adopt a dividend distribution policy that, in average, will imply the distribution of an equivalent to 40% of its net income (before the distribution of dividend) – UKGAAP (British Accounting Principles). Corus shall follow this dividend policy, at the same time maintaining a leverage ratio (net debt divided by net tangible assets) of 35% along the steel business cycle and a sound investment grade qualification. Once these premises are observed, Corus may carry out additional dividend distribution if its Board of Directors determines that such distributions will lead to a more efficient and appropriate capital structure.

This combination of CSN and Corus operations will bring about the low costs presented by CSN allied to Corus' market leadership in Europe, resulting in a new steel making group that will have: (i) operations in Brazil, Europe and USA; and (ii) a wide and varied portfolio of flat and long carbon steel products meeting the demand of a large number of consumers, including metal sheets.

CSN understands that this operation is not subject to any type of Public Offering of Shares for the acquisition of its shareholders' stock.

The operation now proposed is subject to a number of conditions, including the negotiation and execution of final agreement, the approval by said companies' shareholders and third parties. It is expected that the transaction described above will be completed until the first quarter of 2003.

**Forward Looking Statements**

The foregoing statements that express or imply that the merger will take place, the results of the merger, the portion of Corus' earnings to be distributed, Corus' gearing ratio, the maintenance of Corus' investment grade rating, the make-up of Corus' board and management structure and the timing of the completion of the transaction are forward-looking statements. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in Brazil, the United Kingdom, the European Union and the United States and changes in the steel industry within any such country or area or worldwide.

Rio de Janeiro, July 17, 2002.

Antonio Mary Ulrich
Executive Office – Investors' Relations

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: 

Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: July 17, 2002